GOZU

ITTORYU GOZU

Business Plan + Investment Offer

January 2019

Gozu ごず

Kappo

Kappo simply means 'to cut and to cook', an all-encompassing word for a less formal cuisine that emphasizes the proximity between the diner and the chef who is cutting and cooking the food.

+

Robata

In Japanese cuisine, robatayaki translates literally as "fireside-cooking"

PARTNERS



BEN JORGENSEN

+ 20+ companies consulted on implemented sales systems and marketing operations
+ 15 companies serving as angel investor and sales/ marketing advisor
+ 10+ years of business development experience
+ 1 tech company exit as CEO and co-founder
+ Investor in Michelin Three Star Single Thread Inn and Farm



MARC ZIMMERMAN

+ 7 years as Business Development Chef at Alexander's Steakhouse, 25 years in the culinary industry
+ Launched Locations in:
  - San Francisco
  - Tokyo
  - Taipei
+ 15+ Years in the culinary industry:
  - Nobu
  - Okada
  - Restaurant Guy Savoy
  - Social House
  - Lutece
+ Graduate of The Culinary Institute of America

AWARDS

2017, 2018 *Dirona Recipient*

2016 *Cochon 555 Prince of Porc*

2016 *Zagat top 10 in SF* **2015, 2016, 2017, 2018** *AAA Four Diamond*

2016 *MSN Top 50 Steakhouses in America* **2014, 2015, 2016** *Gayot Top Ten Steakhouses in the US*

2016 *SFist Ten Best Steakhouses in San Francisco*

2016 *Haute Living Best Steak in San Francisco*

2010 *Wine & Spirits "New and Notable"* **2013, 2014, 2015, 2016, 2017, 2018, 2019** *Best Chefs America*

VISION

Late on any given day you can walk through the streets of Tokyo and **smell the aromas of yakitori and kushiyaki skewers being cooked on open fire hearths** luring in the overly worked businessmen, millennials out partying, and tourists wanting to experience a particularly tasty part of Japanese culture.

The Gozu mission is to provide a **delicious upscale casual dining experience** serving Japanese **Wagyu** of various cuts, (Robata/Kushiyaki), **Japanese whisky and cocktails** made with care and craft.



SUSTAINABILITY

When it comes to Japanese Beef, the US imports the primal cuts (15% of the cow - *ribeye, strip loin, and tenderloin)* leaving the consumer to absorb the costs and farmers left to figure out alternative distribution of the remaining steer (85% or *"off cuts"*). While Asian and European cultures often prefer off cuts because of flavor and health benefits, the US has had very limited exposure to these preferred cuts.

Gozu will alleviate this issue by importing whole animals and introducing our guests to the versatility of wagyu and the textures and flavors found in the rest of the carcass.

Cuts circled in **red** are not commonly imported and represent 85% of the animal


RIB
RIB ROAST
RIB STEAK
RIBEYE ROAST
RIBEYE STEAK
BACK RIBS
LOIN
TOP LOIN STEAK
TBONE STEAK
PORTERHOUSE STEAK
TENDERLOIN ROAST
FILET MIGNON
SIRLOIN
SIRLOIN STEAK FLAT BONE
SIRLOIN STEAK ROUND BONE
TOP SIRLOIN STEAK
TRI TIP ROAST
TRI TIP STEAK
ROUND
ROUND STEAK
BOTTOM ROUND ROAST
BOTTOM ROUND STEAK
EYE ROUND ROAST
EYE ROUND STEAK
TOP ROUND STEAK
BONELESS RUMP ROAST
TIP ROAST
TIP STEAK
CHUCK
BLADE ROAST
UPPER BLADE POT ROAST
CHUCK POT ROAST
CHUCK EYE ROAST
SHORT RIBS
FLANKEN STYLE RIBS
MOCK TENDER ROAST
CHUCK TOP BLADE STEAK
ARM POT RAOST
SHOULDER TOP BLADE STEAK
SHOULDER PETITE TENDER
SOULDER PETITE TENDER MEDALIONS
85%
OF WAGYU BEEF GOES UNUSED INTERNATIONALLY
BRISKET + FORESHANK
BRISKET WHOLE
BRISKET FLAT HALF
BRISKET POINT HALF
SHANK CROSS CUT
SHORTPLATE + FLANK
SKIRT STEAK
FLANK STEAK

SCALABILITY DISTRIBUTED

In direct connection with our initiative of sustainable food consumption and full cow utilization, A5 Meat Company LLC, part of the MZ Dining Group holding company, has built deep relationships with farms directly and connect the supply chain. A5 Meats will be one of the first companies to consistently import and sell full sets of privately farmed Wagyu to the US.

A-Five Meats is dedicated to building a national Wagyu distribution program featuring full sets of Wagyu from Japan, United States, and Australia. By importing the entire animal, A5 Meats will lower the cost of Japanese Wagyu. Gozu will serve, prepare, and market a premium culinary experience with Japanese off cuts.

A5 Meats and Gozu will be directly tied to the expansion of meat distribution beyond primal cuts. As we open multiple restaurants, chefs will become more comfortable cooking with off cuts, we become the voice in meat sustainability, and the consumer's palate becomes diversified.


JAPAN
SAN FRANCISCO

正直
品質

A·FIVE
MEATS

ZENSAI SAMPLE MENU ITEMS

Gozu will offer a choice of tasting menu in the main room while offering small bite options in the whisky lounge.

CHILLED

Flying Fish Beef-smoked fumet, ginger, leek
Kinmedai Fava leaf oshitashi, golden sesame
Duck Egg Chawanmushi Dungeness crab, potato, caviar
Spiny Lobster Sashimi Marigold, lemon balm, aromatic broth
Calf Liver Mousse Cara cara preserves, oxalis
Foie Gras + Ankimo Torchon Pink lemon oleo saccharum
Marinated Sea Cucumber Wakame, nori, tosaka
Pickled Mushrooms Turnip oroshi, smoked trout roe

OVER FIRE

California Spot Prawn Yuzu, shiso
Cracked Local Uni Kinome butter, bamboo
Abalone Roasted california bluefoot, arima sansyo, chickories
Foie Gras a la Plancha Roasted grapes, puffed rice
Coal Seared Wagyu Fermented citrus, soy
Bonito Tataki Braised soy beans, brown sugar, smoked hock
Braised + Grilled Beef Tendon Pickled miyoga

OVER CHARCOAL / KUSHIYAKI

Brentwood Corn Straus creamery butter, shichimi
Fingerling Potato Koji-fermented cream, smoked char roe, shiso
Zucchini
Shishito Lemon miso, ito bonito
Soy Marinated Quail Eggs
Ginko Nut
Wild California Mushrooms Sudachi, young ginger
Eryngi Mushroom Bacon
Scallop Yuzu kosho
Unagi Kabayaki, green garlic
Chicken Skin Tokyo scallion

SOUP AND RICE

Matsutake Broth Gunpowder tea, buckwheat
Spiny Lobster Miso Soup Mitsuba, citron
Koshihikari Rice “Oyako Don” chicken, egg, seaweed

FULLBLOOD WAGYU **SAMPLE FARMS**

FARM	GRADE	CUT
Château Uenae, Hokkaido pref.	**A5**	*flatiron / top blade*
MagnoliaFarms, Bothell, WA.	**A5**	*tongue*
MagnoliaFarms, Bothell, WA.	**A5**	*cheek*
Château Uenae, Hokkaido pref.	**A5**	*brisket*
Fuji Farm, Oita pref.	**A4**	*inside skirt*
Fuji Farm, Oita pref.	**A4**	*hanger*
Château Uenae, Hokkaido pref.	**A5**	*chuck tender*
Fuji Farm, Oita pref.	**A4**	*tritip*
Château Uenae, Hokkaido pref.	**A5**	*coulotte*
Château Uenae, Hokkaido pref.	**A5**	*sirloin flap/bavette*
Château Uenae, Hokkaido pref.	**A5**	*shoulder tender/teres major*
Château Uenae, Hokkaido pref.	**A4**	*niku-dango (meat ball)*
Toriyama, Gunma Pref.	**A4**	*zabuton*
Lone Mountain, Santa Fe, NM	**PRIME**	*oyster*
Château Uenae, Hokkaido pref.	**A5**	*merlot / heel*
Lone Mountain, Santa Fe, NM	**PRIME**	*liver*
Lone Mountain, Santa Fe, NM	**PRIME**	*tripe*

Farms will be featured through the import of whole animals. Menus will be created daily to provide balance for the diner and utilization for the beef.

Our direct chef to diner interaction will create a sense of intimacy as well as an approach to education.

DESIGN

Design spec for our 2,400 square foot location located at 201 Spear St.
Textures and design have all been created by a l m project.

a l m project's award-winning work in San Francisco includes Benu, Monsieur Benjamin, and In situ.



HOSPITALITY REIMAGINED

For as long as there has been a restaurant industry, there have been overworked and underpaid staff.

Our focus is to modernize the traditional restaurant and establish a new restaurant model that allows for guest-to-chef interaction and service enabling an environment of education and intimacy.

Through this interaction we are able to share gratuities with our culinary team, something rarely done. This will nearly double the common wage of $35k, and allow more opportunity for culinary professionals to comfortably live and work in the Bay Area.

In addition to livable wages we wish to provide a healthy, balanced and rewarding environment for our team with a five day work week and two semi-paid breaks per year.



floor plan

— GOZU

FOR INVESTMENT INQUIRIES
PLEASE CONTACT:

MARC ZIMMERMAN
MZ Dining Group
Marc@gozusf.com
702.334.9630

LAYOUT



mural
hearth
dry age
red marble
amber back light
textile panel
light reveal
amber glow
ebonized wood
mural
textile panel

1. restaurant
2. whisky bar
3. lounge
4. entrée
5. restrooms
6. kitchen
7. office
8. patio

STYLE

















STYLE



1 blackened steel
2 raw concrete
3 ebonized wood
4 cast in place concrete
5 red marble
6 Hinoki wood (alternate)